1271 Avenue of the Americas | New York, New York 10020

Blankrome.com

Phone:	(212) 885-5358
Fax:	(917) 332-3832
Email:	Leslie.marlow@blankrome.com

February 3, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan and Pam Howell

Re:	Power REIT
Registration Statement on Form S-3
Filed January 24, 2025
File No. 333-284503

Dear Mr. Regan and Ms. Howell

This letter is submitted on behalf of our client, Power REIT (the “Company”), in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 31, 2025 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on January 24, 2025 (the “Registration Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us,” and “our” refer to the Company.

Registration Statement on Form S-3

General

1. We note your disclosure that the greenhouse portfolio secures a loan, which Greenhouse Loan is currently in default. It appears that a material event of default occurred after the fiscal year ended December 31, 2023, which audited financial statements have been incorporated by reference in the filing. The occurrence of a material default would render you ineligible to use Form S-3 until the filing of your next Form 10-K. Please clarify when the default occurred and provide us with your analysis of your ability to register securities on Form S-3 at this time. Refer to General Instruction I.A.4 of Form S-3. For additional guidance, please see Question 115.16 of Securities Act Forms Compliance and Disclosure Interpretations.

Response: Having carefully reviewed the Staff’s comment letter and the applicable Commission rules and Compliance and Disclosure Interpretation referenced in the Staff’s comment letter, we respectfully believe that the Company is currently eligible for use of Form S-3 for the reasons set forth below.

February 3, 2025

On December 21, 2021, PW Canre Holdings LLC (the “Borrower”), a wholly owned subsidiary of the Company, and East West Bank (“EWB”) entered into a Loan Agreement (the “Loan Agreement”) dated December 21, 2021 related to a loan (the “Loan”) from EWB. The Loan is secured by a lien on the assets of the Borrower and is non-recourse to the Company.

The Loan went into technical default in 2022 due to a default on the Loan Agreement covenants and after being in default a loan modification was entered into on October 28, 2022. The default was disclosed in the notes to financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2022. Events of monetary and non-monetary defaults under the Loan Agreement continued in 2023 which were acknowledged and agreed to in a forbearance agreement and a second amendment to the Loan Agreement that was entered into effective as of March 13, 2023. The second amendment expired on December 31, 2023 and the Borrower remained in default and the principal and interest owed under the Loan was not repaid on such date as required. On January 26, 2024, EWB sent a letter notifying the Borrower that it was in default and accelerated the Loan. The default was disclosed in the Company’s audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 filed on March 29, 2024 (the “2023 Form 10-K”).

We believe Question 115.16 of Securities Act Forms Compliance and Disclosure Interpretations is directly on point related to this situation.

Question 115.16 of Securities Act Forms Compliance and Disclosure Interpretations provides that a company that defaults on indebtedness, which default is material to the company as a whole, can satisfy the eligibility requirement in General Instruction I.A.4 of Form S-3 in the following fiscal year even if the default has not been cured if the company has filed a Form 10-K including audited financial statements covering the period in which the material event of default occurred. However, if, after the end of the fiscal year, the company has a new material event of default, then the company would not be eligible to use Form S-3 until the filing of its next Form 10-K.

As stated above, the initial default occurred in 2022 at which time EWB had the right to accelerate the Loan. The default was disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. The Loan remained in default through 2023 and on December 31, 2023, a forbearance agreement expired and the Loan was later accelerated. The audited financial statements for the year ended December 31, 2023 included in the Company’s 2023 Form 10-K included disclosure that the Loan Agreement was in default and the properties securing the loan could be foreclosed upon. In the audited balance sheet for the year ended December 31, 2023, the debt owed to EWB was reflected as a current debt obligation due to the right of EWB to accelerate the payment of the Loan. The assets securing the Loan were treated as assets held for sale in the audited financial statements for the year ended December 31, 2023, due to the default and right to accelerate the Loan. The Borrower has not paid the required amounts that continue to be owed under the Loan as well as interest that has been accruing and does not view such failure as a new default and views those payment defaults as immaterial [emphasis added] since the Loan has already been accelerated. Accordingly, no new material default has occurred, but rather a default is continuing and has been disclosed in the most recent Form 10-K as described in Question 115.16.

Accordingly, for the reasons stated above, the Company believes that the disclosure in the audited financial statements for the year ended December 31, 2023 included in the 2023 Form 10-K satisfies the eligibility requirement in General Instruction I.A.4 of Form S-3.

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or Patrick Egan at (212) 885-5346.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

cc:	David Lesser
Chief Executive Officer, Power REIT